Yangtze River Development Limited

183 Broadway, Suite 5

New York, NY 10007

July 29, 2016

VIA EDGAR

Tom Kluck, Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Yangtze River Development Limited

Amendment No. 3 to Registration Statement on Form S-1

Filed June 17, 2016

File No. 333-209579

Dear Mr. Kluck:

We are in receipt of your comment letter dated July 13, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note your response to comment 2 of our letter. We note, on your website, you have included an article dated March 11, 2016, which discusses your offering. It therefore does not appear that the safe harbor provided by Rule 169 of the Securities Act is available. We therefore reissue our comment. Please explain how the information on your website should be treated for purposes of Section 5 of the Securities Act.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have removed the referenced information from our website.

2.	We note your response to comment 3 of our letter. To the extent you, or an affiliate, do not own or have not developed the property, please revise your website to clearly state this and also state the intended use of the pictures on your website as noted in your response.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our website and removed those graphics that include properties we own or have developed. The graphics currently posted on our website are buildings and facilities that we have developed and currently own by the Company in the past few years. The intended use of such graphics is to present to the public of the current status of the Wuhan Logistics Center.

3.	We note the picture on the back cover page of your prospectus. Please advise whether you or your affiliates own the property depicted in the picture. If so, please revise as appropriate to provide a caption identifying the individual or entity who owns the properties. If you or a related party do not own the property, please remove the picture from the prospectus

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that that we have removed the graphic from page 74 of the prospectus.

Risk Factors, pages 6 – 24

4.	We note your response to our prior comment 5 and the revisions to your disclosure. Please revise your risk factor disclosure to clearly state and address all of the material weaknesses as disclosed in your amended Form 10-K. We note the following material weaknesses were identified in your amended Form 10-K:

Yangtze River Development Limited

Securities and Exchange Commission

July 27, 2016

•	Lack of adequate policies and procedures in internal audit function, which resulted in: (1) lack of communication between internal audit department and the Audit Committee and the Board of Directors; (2) Insufficient internal audit work to ensure that the Company’s policies and procedures have been carried out as planned;

•	Lack of sufficient full-time accounting staff in our accounting department that have experience and knowledge in identifying and resolving complex accounting issues under U.S. Generally Accepted Accounting Principles (“GAAP”); and

•	Lack of sufficient accounting personnel which would provide segregation of duties within our internal control procedures to support the accurate reporting of our financial results.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that that we have included the identified material weaknesses disclosed in the amended 10-K on page 10 of the prospectus under the risk factor “We have identified material weaknesses in our internal control over financial reporting which have resulted in material misstatements in our previously issued financial statements for the fiscal year ended December 31, 2015.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 47

5.	We have considered your response to comment 5 of our letter dated May 3, 2016. Please revise your narrative discussion about liquidity and capital resources to include the information outlined within your response. Specifically, you should highlight the fact that the company has incurred net losses for a number of years, currently is not generating revenues, and discuss all plans by management to alleviate the potential cash flow concerns.

RESPONSE: We note that Staff’s comment, and in response thereto, respectfully advise the Staff that we revised our narrative discussion about liquidity and capital resources to include the information outlined within our response to Comment 5 of your letter dated May 3, 2016. Specifically, we have highlighted the fact that the company has incurred net losses for a number of years and is currently not any generating revenue. We have also discussed all plans by management to alleviate the potential cash flow concerns.

The Liquidity and Capital Resources section within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” has been revised to the followings:

“As shown in our financial statements, we have negative cash flows from operations, sustained recurring losses for a number of years and currently are not generating revenues. Over the past years, the Company has been funded through a combination of bank loans and advances from shareholders. On January 29, 2016, we received an undertaking commitment letter provided by our majority shareholder who is willing to provide sufficient funding on an as-needed basis. In addition, the Company plans to dispose of the existing developed real estate properties with market value of approximately $42 million when the Company needs cash flows. The Company believes that, as a result of these, it currently has sufficient cash and financing commitments to meet its funding requirements for a reasonable period of time.”

Yangtze River Development Limited

Securities and Exchange Commission

July 27, 2016

Note 6 – Real Estate Properties and Land Lots Under Development, page F-13

6.	Please revise your disclosure here, and throughout your document to clearly state that you have investments land use rights and not ownership of the underlying land as indicated in your response.

RESPONSE: We note that Staff’s comment, and in response thereto, respectfully advise the Staff that we revised our disclosure here, and throughout our document to clearly state that we have investments land use rights and not ownership of the underlying land as indicated in our response. The following disclosure is added in to Note 6:

“The Company leases the land under land use right leases with various terms from the PRC government, and does not have ownership of the underlying land.”

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response has addressed all of the Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please call our lead outside securities counsel Joseph M. Lucosky, Managing Partner of Lucosky Brookman LLP at (732) 395-4402, or email him at jlucosky@lucbro.com.

Yangtze River Development Limited

By:	/s/ Xiangyao Liu
Name: Xiangyao Liu
Title: Chief Executive Officer